Exhibit 77C: Matter submitted to a vote of security holders

Special Meeting of Participants

A special Meeting of Participants was held in Washington, D.C., on Friday, December 19, 2003.The following matters were put to a vote of Participants at the meeting through the solicitation of proxies:

1.To approve an amendment to Section 3.3(c) of the Declaration of Trust, authorizing investment in securities that are secured by single family or multifamily mortgage securities and/or single family or multifamily mortgage loans and that are rated at the highest rating by Standard & Poor's, Moody's Investor Service, Fitch Ratings, or a comparable nationally recognized statistical rating agency; 2.To approve an amendment to the Declaration of Trust to modify Section 3.3(d)(ii) respecting direct loans for low income housing projects to increase the permitted loan to value ratio from 75% to 80%, subject to specified requirements, including a requirement to obtain mortgage insurance or another form of guaranty that covers all losses down to a 60% loan to value level, and add a new Section 3.3(d)(iii) to permit the Trust to make direct loans for market rate housing projects, subject to specified requirements; and 3.To approve an amendment to Section 3.3(h) of the Declaration of Trust to increase from 10% to 15% the percentage of Trust assets that may be invested in U.S. Treasury and Government-Sponsored Enterprise securities and eliminate the restriction requiring scheduled maturity dates of 10 years or less.

The table below details votes pertaining to approval of the proposed amendments to the Declaration of Trust:1

Amendment Number 1: 2,006,532.2454 Votes For, 1,025.0927 Against, 6,649.3840 Abstaining

Amendment Number 2: 1,950,867.6202 Votes For, 0.0000 Against, 63,339.1019 Abstaining

Amendment Number 3: 2,006,431.2401 Votes For, 219.0993 Against, 7,556.3827 Abstaining

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1Votes Not Cast: 1,127,215.8568